UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Canada Goose Holdings Inc.
(Name of Issuer)

Subordinate Voting Shares
(Title of Class of Securities)

135086106
(CUSIP Number)

Glen Eddie Torkin Manes LLP 51 Yonge Street, Suite 1500 Toronto ON M5C 2W7 (416) 863-1188	Jonathan J. Russo Pillsbury Winthrop Shaw Pittman LLP 31 West 52nd New York, New York 10019 (212) 858-1528

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 11, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 135086106	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
DTR LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
20,130,334 (See Item 4)

	6	SHARED VOTING POWER
Not Applicable

	7	SOLE DISPOSITIVE POWER
20,130,334 (See Item 4)

	8	SHARED DISPOSITIVE POWER
Not Applicable

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,130,334 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.3% (See Item 4)[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

1 Calculated based on 110,003,258 shares outstanding as of March 29, 2020, of which 51,004,076 were Multiple Voting Shares and 58,999,182 were Subordinate Voting Shares.

CUSIP No. 135086106	13G	Page 3 of 6 Pages

Item 1	(a)	Name of Issuer:

Canada Goose Holdings Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

250 Bowie Avenue
Toronto, Ontario, Canada, M6E 4Y2

Item 2.

(a)	Name of Person Filing:

This statement is being filed on behalf of DTR LLC, a Delaware limited liability company (the “Reporting Person”).

(b)	Address of the Principal Business Office or, if None, Residence:

The principal business address of the Reporting Person is c/o Canada Goose Holdings Inc., 250 Bowie Avenue, Toronto, Ontario, Canada, M6E 4Y2.

(c)	Citizenship:

DTR LLC is a limited liability company formed under the laws of the State of Delaware.

(d)	Title of Class of Securities:

The class of equity securities of the Issuer to which this statement on Schedule 13G relates is Subordinate Voting Shares.

(e)	CUSIP Number:

The CUSIP number of the Issuer’s Subordinate Voting Shares is 135086106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 135086106	13G	Page 4 of 6 Pages

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

This Amendment No. 3 to Schedule 13G is being filed on behalf of the Reporting Person. As of the close of business on June 11, 2020, DTR LLC is the registered owner of 20,130,334 Multiple Voting Shares of the Issuer. DTR LLC is indirectly controlled by Dani Reiss, the Chief Executive Officer of the Issuer.

The rights of the holders of the Issuer’s Multiple Voting Shares and Subordinate Voting Shares are substantially identical, except with respect to voting and conversion. The Subordinate Voting Shares have one vote per share and the Multiple Voting Shares have 10 votes per share. The Subordinate Voting Shares are not convertible into any other class of shares, while the Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at the option of the holder and under certain other circumstances.

Accordingly, the 20,130,334 Multiple Voting Shares held by DTR LLC are convertible, at the option of DTR LLC, into 20,130,334 Subordinate Voting Shares, which represents approximately 18.3% of the Issuer’s outstanding Subordinate Voting Shares and approximately 35.4% of the Issuer’s total voting power.

The percentage of the Issuer’s outstanding Subordinate Voting Shares and total voting power held by the Reporting Person are based on 51,004,076 Multiple Voting Shares and 58,999,182 Subordinate Voting Shares outstanding as of March 29, 2020.

DTR LLC is party to an Investor Rights Agreement, dated as of March 6, 2017, with Brent (BC) Participation S.à r.l., a private limited liability company incorporated and existing under the laws of Luxembourg (“Brent”). The Investor Rights Agreement requires that DTR LLC and Brent cast all votes to which they are entitled to elect directors designated in accordance with the terms and conditions of the Investor Rights Agreement. As a result, DTR LLC and Brent may be deemed to be a group for purposes of Section 13(d) of the Act. DTR LLC disclaims beneficial ownership of the securities held by Brent.

(b)	Percent of class:

See Item 4(a) hereof.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 20,130,334 Multiple Voting Shares of the Issuer

(ii)	Shared power to vote or to direct the vote: Not Applicable

(iii)	Sole power to dispose or to direct the disposition of: 20,130,334 Multiple Voting Shares of the Issuer

(iv)	Shared power to dispose or to direct the disposition of: Not Applicable

CUSIP No. 135086106	13G	Page 5 of 6 Pages

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

 Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

 Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

 Not Applicable

Item 10.	Certifications:

Not Applicable

CUSIP No. 135086106	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6/15/20
Date

DTR LLC

/s/ Dani Reiss
Authorized Person